UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Attached hereto is the following exhibit.

Exhibit 99.1
Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024, Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended September 30, 2025 and 2024, and Supplementary Risk Factor Disclosure.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: November 12, 2025	By:	/s/ Samuel A. Franklin
	Name:	Samuel A. Franklin
	Title:	Interim Chief Financial Officer